================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of __ June, 2005

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934. Yes [ ]   No [X]

================================================================================

Documents Furnished By the Registrant

1. Press Release of the Registrant dated June 1, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: June 1, 2005                                         /s/ Fernando Cabrera
                                                           --------------------
                                                    Name:  Fernando Cabrera
                                                    Title: Attorney in fact

                                                           /s/ Jose Luis Riera
                                                           --------------------
                                                    Name:  Jose Luis Riera
                                                    Title: Attorney in fact

             SHAREHOLDERS' MEETING APPROVES TERMINATION OF AMERICAN
                           DEPOSITARY RECEIPTS PROGRAM

    MEXICO CITY, June 1 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V., (BMV: CEL, NYSE: CEL), announced today that the Extraordinary Shareholders' Meeting held today approved, by the vote of 96.70% of the Company's shares represented by minority shareholders, MovilAccess SA de CV and Ricardo B. Salinas, the termination of the American Depositary Receipts (ADRs) program that the Company has in the United States, which ADRs are listed in the New York Stock Exchange (NYSE).

    The Shareholders' Meeting made the decision after making an analysis and discussing the costs and benefits of continuing with the ADR program in the capital markets in the United States. Among other factors, the shareholders based their decision on the limited activity of the shares of the Company in the U.S. capital markets.

    The shareholders considered that the Mexican capital markets have become a strong source for peso financings, with lower costs for the Company compared with the ADR program, at the same time offering high levels of liquidity to investors.

    The Company believes that the Mexican Stock Market Exchange offers a legal framework that emphasizes protection of all shareholders.

    In order to implement the resolution of the Shareholders' Meeting, the Company will immediately notify the NYSE and The Bank of New York of the resolution to terminate the ADR program, and move to amend the ADR Deposit Agreement to reduce to 60 days the period for exchanging ADRs for shares, which The Bank of New York will notify to the ADR holders.

    The trading of the ADRs will continue for the next 90 days from the date on which The Bank of New York notifies to the ADR holders of the termination of the ADR program. In addition, during such period, ADR holders may continue to exchange ADRs for shares, which trade on the Mexican Stock Exchange.

    We anticipate that after the 90-day period, the NYSE will suspend trading of the ADRs. We also anticipate that the NYSE will request the delisting of the ADRs to the United States Securities and Exchange Commission (SEC), and the ADR holders will have 60 days to exchange their ADRs for shares. ADR holders should contact their brokers to carry out this exchange.

    Upon the expiration of the 60-day period, The Bank of New York will have the right to sell the shares underlying any untendered ADRs and distribute the proceeds of the sale to holders.

    In the event that there were less than 300 United States resident shareholders, the Company would have the ability to request the deregistration of the Company's securities in the United States.

    The Company noted that the registration with the SEC and the listing with the NYSE are separate and independent. Therefore, the Company will comply with its reporting obligations with the SEC for as long as it remains registered with such authority.

    The Company believes that this decision taken by its Shareholders does not affect in any form the negotiations with creditors that have been taking place, and reiterates its commitment to reach a comprehensive restructuring agreement as soon as possible.

    About Iusacell
    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operates.

    Legal Disclaimer
    Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             06/01/2005
    /CONTACT: Jose Luis Riera K., Chief Financial Officer, or J.Victor Ferrer, Finance Manager, vferrer@iusacell.com.mx, both of Grupo Iusacell, S.A. de C.V., +5255-5109-5927/
    /Web site:  http://www.iusacell.com /